Exhibit 31.1

SECTION 302 CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

I, James R. Famalette, certify that:

1. I have reviewed this annual report on Form 10-K/A of Gottschalks Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal

controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 10, 2004 By: /s/ James R. Famalette

James R. Famalette

President and Chief Executive Officer

Section 31.2

SECTION 302 CERTIFICATION OF CHIEF ADMINISTRATIVE AND FINANCIAL OFFICER

I, J. Gregory Ambro, certify that:

1. I have reviewed this annual report on Form 10-K/A of Gottschalks Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 10, 2004 By: /s/ J. Gregory Ambro

J. Gregory Ambro

Chief Administrative and Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT OF PRESIDENT AND CHIEF EXECUTIVE OFFER
AND
CHIEF ADMINISTRATIVE AND FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gottschalks Inc. (the "Company") on Form 10-K/A for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James R. Famalette, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as enacted by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James R. Famalette

James R. Famalette
President and Chief Executive Officer

Date: September 10, 2004

A signed original of this written statement required by Section 906 has been provided to Gottschalks Inc. and will be retained by Gottschalks Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION PURSUANT OF PRESIDENT AND CHIEF EXECUTIVE OFFER AND CHIEF ADMINISTRATIVE AND FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO § 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gottschalks Inc. (the "Company") on Form 10-K/A for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Gregory Ambro, Chief Administrative and Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as enacted by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Gregory Ambro

J. Gregory Ambro

Chief Administrative and Financial Officer

Date: September 10, 2004

A signed original of this written statement required by Section 906 has been provided to Gottschalks Inc. and will be retained by Gottschalks Inc. and furnished to the Securities and Exchange Commission or its staff upon request.